January 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Aptera Motors Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-292655

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Alliance Global Partners (“AGP”), as placement agent on a best-efforts basis, hereby joins the Company in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-292655) (the “Registration Statement”) to become effective on Friday, January 16, 2026, at 8:00 a.m., Eastern Time, or as soon as practicable thereafter. AGP affirms that it is aware of its obligations under the Securities Act as they pertain to the best efforts offering pursuant to the Registration Statement.

If you require any additional information with respect to this letter, please contact M. Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours,

ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director